Exhibit 99.2
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, THE PEOPLE’S REPUBLIC OF CHINA, HONG KONG SAR, JAPAN, PAPUA NEW GUINEA, SINGAPORE, THE REPUBLIC OF SOUTH AFRICA OR SWITZERLAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
The Boards of Rio Tinto plc and Rio Tinto Limited announce fully underwritten Rights Issues to raise gross proceeds of approximately US$15.2 billion
Previously announced Chinalco transaction terminated but Rio Tinto sees potential for future collaboration
Highlights of the Rights Issues
Rights Issues consist of 21 New Rio Tinto plc Shares offered for every 40 existing shares at 1,400 pence per share and 21 New Rio Tinto Limited Shares offered for every 40 existing shares at A$28.29 per share to raise approximately US$15.2 billion of gross proceeds, comprising approximately US$11.8 billion for Rio Tinto plc and approximately US$3.4 billion for Rio Tinto Limited.
•	The Rights Issues will enable the Group to meet its Alcan facility debt repayment obligations fully in 2009 and substantially in 2010.

•	As a result net debt will be reduced to approximately US$23.2 billion; exceeding the commitment made in December 2008 to reduce net debt by US$10 billion by the end of 2009.

•	The Rights Issues and debt repayments will strengthen the Group’s financial position in a period of continuing uncertainty and allow it to take advantage of future value-creating opportunities.

•	The subscription prices represent discounts of approximately 38.2% and 47.2% to the theoretical ex-rights prices (“TERPs”) of 2,265.6 pence and A$53.61 per New Rio Tinto plc Share and Rio Tinto Limited Share respectively; and discounts of approximately 48.5% and 57.7% to the Closing Prices of Rio Tinto plc and Rio Tinto Limited on 4 June 2009; respectively.
Update on Chinalco Transaction
The transaction with Chinalco announced and recommended by the Boards will no longer be pursued. Rio Tinto and Chinalco have discussed potential amendments to the transaction to address the improved financial markets; as well as shareholder and wider stakeholder feedback. Despite making good progress, a revised version of the original agreement has not been realised and those discussions have now ceased. As a result the Boards have withdrawn their respective recommendations for the original transaction

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and Rio Tinto has terminated the agreement. Rio Tinto will pay Chinalco the agreed break fee of US$195 million.
Rio Tinto remains interested in potential future collaboration with Chinalco and continues to recognise the importance of China and building strong relationships there.
Use of proceeds
The Rights Issues are expected to raise gross proceeds of approximately US$15.2 billion. The Boards intend to apply the net proceeds in the mandatory prepayment of the tranche of the Alcan credit facilities due in October 2009 (as at 30 April 2009, US$7.15 billion was drawn under this tranche) and the substantial prepayment of the tranche due in October 2010 (as at 30 April 2009 of this document, US$8.1billion was drawn under this tranche).
Timing of Rights Issues
Application will be made to the UK Listing Authority and to the London Stock Exchange for the new Rio Tinto plc Shares (nil paid and fully paid) to be admitted to listing on the Official List and admitted to trading on the main market of the London Stock Exchange. It is expected that UK Admission will occur and that dealings in the New Rio Tinto plc Shares (nil paid) on the London Stock Exchange will commence at 8.00 a.m. (London time) on 17 June 2009.
Application is also being made to ASX for official quotation of the New Rio Tinto Limited Shares. The trading period in respect of the Rio Tinto Limited Rights on ASX is expected to operate from 17 June 2009 to 24 June 2009, with deferred settlement and standard T+3 settlement trading in the New Rio Tinto Limited Shares expected to commence on 25 June 2009 and 10 July 2009, respectively.
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For further information, please contact:

Rio Tinto

Media Relations, London	Media Relations, Australia
Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349
Christina Mills
Office: +44 (0) 20 7781 1154	Ian Head
Mobile: +44 (0) 7825 275 605	Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Media Relations, Americas
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Important Information
This announcement is an advertisement. It is not a prospectus, disclosure document or offering document under Australian law, the laws of England and Wales or any other law and does not purport to be complete. Investors should not subscribe for or purchase any Rio Tinto plc Rights, Rio Tinto plc Provisional Allotment Letter, or New Rio Tinto plc Shares or New Rio Tinto Limited Shares referred to in this announcement except on the basis of information in the prospectus to be published by Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) in due course in connection with the rights issues (the “Prospectus”). The Prospectus will, following publication, be available to eligible investors on Rio Tinto’s website for information purposes only. In the case of the Rio Tinto Limited rights issue, investors outside Australia and New Zealand should not subscribe for or purchase any Rio Tinto Limited Rights or New Rio Tinto Limited Shares referred to in this announcement except on the basis of information in the Prospectus. Offers will be made to investors within Australia and New Zealand under an Australian offer document to be dispatched in due course. This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, the Rio Tinto plc Nil Paid Rights, Rio Tinto plc Fully Paid Rights, Rio Tinto Limited Rights, Rio Tinto plc Provisional Allotment Letter, Rio Tinto Limited Entitlement and Acceptance Forms or New Rio Tinto plc Shares or New Rio Tinto Limited Shares offered by any person in any jurisdiction in which such an offer or solicitation is unlawful. Any decision to participate in the Rights Issues or to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities should only be made on the basis of information contained in the Prospectus when it is published in due course, which will contain further information

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relating to the issuer as well as a summary of the risk factors to which any investment is subject.
This announcement and the information contained herein do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States. The Rio Tinto plc Nil Paid Rights, Rio Tinto plc Fully Paid Rights, Rio Tinto Limited Rights, Rio Tinto plc Provisional Allotment Letter, Rio Tinto Limited Entitlement and Acceptance Forms or New Rio Tinto plc Shares or New Rio Tinto Limited Shares referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of the Rio Tinto plc Nil Paid Rights, Rio Tinto plc Fully Paid Rights, Rio Tinto Limited Rights, Rio Tinto plc Provisional Allotment Letter, Rio Tinto Limited Entitlement and Acceptance Forms or New Rio Tinto plc Shares or New Rio Tinto Limited Shares in the United States.
This announcement and the information contained herein do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in Canada, the People’s Republic of China, Hong Kong SAR, Japan, Papua New Guinea, Singapore, the Republic of South Africa or Switzerland or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction, and no public offer of rights or shares will be made in such jurisdictions. The Rio Tinto plc Nil Paid Rights, Rio Tinto plc Fully Paid Rights, Rio Tinto Limited Rights, Rio Tinto plc Provisional Allotment Letter, Rio Tinto Limited Entitlement and Acceptance Forms or New Rio Tinto plc Shares or New Rio Tinto Limited Shares have not been and will not be registered under the securities laws of such jurisdictions and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within such jurisdictions except pursuant to an exemption from and in compliance with any applicable securities laws.
The distribution of this announcement and/or the Prospectus and/or the Australian offer document and/or the Rio Tinto plc Provisional Allotment Letter and/or the transfer of the Rio Tinto plc Nil Paid Rights, Rio Tinto plc Fully Paid Rights, Rio Tinto Limited Rights, Rio Tinto plc Provisional Allotment Letter, Rio Tinto Limited Entitlement and Acceptance Forms or New Rio Tinto plc Shares or New Rio Tinto Limited Shares into jurisdictions other than the UK, Australia or New Zealand may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
Neither the content of the issuer’s website nor any website accessible by hyperlinks on the Issuer’s website is incorporated in, or forms part of, this announcement.
Certain statements made in this announcement constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue”, “forecast” or similar expressions. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Group’s financial position including forecast or estimated profits, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Group and its Directors, which may cause the actual results, performance, achievements, cash flows, dividends of the Group, the ability of the Group to satisfy its

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debt repayment obligations or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding the Group’s present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic conditions in relevant areas of the world, levels of actual production during any period, levels of demand, market prices and inflation, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. The Group expressly disclaims any obligation or undertaking (except as required by applicable law, including the UK Listing Rules, Prospectus Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the ASX Listing Rules) to release publicly any updates or revisions to any statement (including any forward-looking statement) contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.